Mayquest Ventures, Inc.

Roman Zherdytskyi, President and Chief Executive Officer

Mayquest Ventures, Inc.

c/o Hydrangea Holdings Ltd.

1 Glafkou Street, Office 1

1085 Nicosia, Cyprus

Attention: Larry Spirgel, Assistant Director, Division of Corporation Finance

U.S. Securities and Exchange Commission

Telephone number: (202) 551-3810

Re:     Mayquest Ventures, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 31, 2010

Form 10-Q for the quarterly period ended September 30, 2010

File No. 000-53701

Dear Mr. Spirgel

Thank you for your request of November 17, 2010 to provide additional information about Mayquest Ventures, Inc under the Form 10-K (File No. 000-53701). I report the following.

At present time we have received report of independent registered accounting firm that have conducted audit of Mayquest Ventures, Inc. financial statements.

Stan J.H. Lee, CPA have audited the accompanying balance sheet of Mayquest Ventures, Inc. as of December 31, 2009, and the related statements of operation, shareholders' equity (deficit) and cash flows for the period from February 9, 2009 (inception date) to December 31, 2009.

As concerns to the second part of your comments we were able to conclude that our disclosure controls and procedures were effective as:

In accordance with Exchange Act Rules 13a-15 and 15d-15, an evaluation was completed under the supervision and with the participation of the Company’s management, including the Company’s President, Principal Financial Officer and Secretary, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by Form 10-k for the fiscal year ended December 31, 2009.

At the moment of evaluation the Company’s management was not aware of the fact that company doesn't met Rule 3- 11(e) of Regulation S-X. Due to your request of October 28, 2010, processing comments and reviewing Rule 3-11 of Regulation S-X we have discover necessity to audit company's financial statements.

Based on that evaluation and excluding knowledge that company doesn't met Rule 3- 11(e) of Regulation S-X, the Company’s sole officer Mr. Zherdytskyi concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act was recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms.

Currently, we are preparing an amendment to our 2009 Form 10-K which will include audited financial statements and we are correcting the disclosures on page 23 of the Initial 10-K for the fiscal year ended December 31, 2009 to correctly indicate that the Company is not an inactive entity as defined by Section 3-11 of Regulation S-X.  We believe that Form 10-K amendment will be filed by the end of fiscal year.

I believe that all explanations and statements mentioned above properly disclose additional information required by SEC.

Respectfully submitted,

/s/ Roman Zherdytskyi

Roman Zherdytskyi

President and Director of Mayquest Ventures, Inc.

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